                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                  FORM 11-K




              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998



            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        FOR THE TRANSITION PERIOD FROM ____________ TO _______________

                        COMMISSION FILE NUMBER 1-9148




     SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                           (FULL TITLE OF THE PLAN)




                             THE PITTSTON COMPANY
         (NAME OF THE ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)


                        P.O. BOX 4229,
                  1000 VIRGINIA CENTER PKWY.,
                     GLEN ALLEN, VIRGINIA               23058-4229
                (ADDRESS OF ISSUER'S PRINCIPAL          (ZIP CODE)
                      EXECUTIVE OFFICES)

                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                      Financial Statements and Schedules

                          December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                  Index to Financial Statements and Schedules

                          December 31, 1998 and 1997



Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998

Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997

Notes to Financial Statements

                                                             Schedules
                                                             ---------

Schedule of Assets Held for Investment Purposes
  as of December 31, 1998                                        1

Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                           2


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                         INDEPENDENT AUDITORS' REPORT



The Compensation and Benefits Committee of
  the Board of Directors
The Pittston Company:

We have audited the accompanying statements of net assets available for plan benefits, with fund information of the Savings-Investment Plan of The Pittston Company and its Subsidiaries (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits, with fund information and the statements of changes in net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
------------------
KPMG LLP
Richmond, Virginia

May 28, 1999


                                                  SAVINGS-INVESTMENT PLAN
                                      OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                          Statement of Net Assets Available for Plan Benefits, with Fund Information
                                                      December 31, 1998
                                                       (In thousands)


                                                                 Participant Directed
                                       -------------------------------------------------------------------------
                                                                                     Stable   Spectrum    Equity
                                       Brink's     BAX      Minerals   Participant    Value    Income     Income
                                       Stock       Stock      Stock       Notes       Fund      Fund       Fund
----------------------------------------------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common stocks                     $ 4,091     820      109             -             -       -            -
     Mutual funds                            -       -        -             -        52,534   1,230        5,734
     Participant notes receivable            -       -        -        13,215             -       -            -
                                       -------------------------------------------------------------------------
                                         4,091     820      109        13,215        52,534   1,230        5,734

Receivables:
   Participant contributions                54      21        6             -           352      26           86
   Employer contributions                    -       -        -             -             -       -            -
   Interest                                  -       -        -            80             -       -            -
                                       -------------------------------------------------------------------------
                                            54      21        6            80           352      26           86
                                       -------------------------------------------------------------------------
Total assets                             4,145     841      115        13,295        52,886   1,256        5,820


Liabilities
   Accrued liabilities                       -       1        -             -            29       2            6
                                       -------------------------------------------------------------------------
Total liabilities                            -       1        -             -            29       2            6


Net assets available for plan
   benefits (includes $5,061 for
   benefits payable to participants)   $ 4,145     840      115        13,295        52,857   1,254        5,814
                                       -------------------------------------------------------------------------



                                                                           Participant Directed
                                       --------------------------------------------------------------------------------------
                                                                                              Personal   Personal    Personal
                                       Equity  International Small-Cap New America   New     Strategy    Strategy    Strategy
                                       Index       Stock       Value    Growth     Horizons   Income     Balanced     Growth
                                       Fund        Fund        Fund      Fund        Fund      Fund        Fund        Fund
-----------------------------------------------------------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common  stocks                    $     -         -        -           -             -       -             -         -
     Mutual funds                       19,295     3,571    2,198      28,904         4,632   1,796        20,285     3,003
     Participant notes receivable            -         -        -           -             -       -             -         -
                                       ------------------------------------------------------------------------------------
                                        19,295     3,571    2,198      28,904         4,632   1,796        20,285     3,003

Receivables:
   Participant contributions               183        52       43         257            81      32           155        76
   Employer contributions                    -         -        -           -             -       -             -         -
   Interest                                  -         -        -           -             -       -             -         -
                                       ------------------------------------------------------------------------------------
                                           183        52       43         257            81      32           155        76
                                       ------------------------------------------------------------------------------------
Total assets                            19,478     3,623    2,241      29,161         4,713   1,828        20,440     3,079


Liabilities
   Accrued liabilities                      26         7        2          32             3       1            21         3
                                       ------------------------------------------------------------------------------------
Total liabilities                           26         7         2         32             3       1            21         3


Net assets available for plan
   benefits (includes $5,061 for
   benefits payable to participants)   $19,452     3,616    2,239      29,129         4,710   1,827        20,419     3,076
                                       ------------------------------------------------------------------------------------



Table (continued)

                                               Non Participant Directed
                                       --------------------------------------
                                       Brink's     BAX    Minerals
                                        Stock     Stock     Stock       Total
-----------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common stocks                     $46,967    10,495    1,530      64,012
     Mutual funds                            -         -        -     143,182
     Participant notes receivable            -         -        -      13,215
                                       --------------------------------------
                                        46,967    10,495    1,530     220,409

Receivables:
   Participant contributions                 -         -        -       1,424
   Employer contributions                  407       148       88         643
   Interest                                  -         -        -          80
                                       --------------------------------------
                                           407       148       88       2,147


Total assets                            47,374    10,643    1,618     222,556


Liabilities
   Accrued liabilities                       -         -        -         133
                                       --------------------------------------
Total liabilities                            -         -        -         133


Net assets available for plan
   benefits (includes $5,061 for
   benefits payable to participants)   $47,374    10,643    1,618     222,423
                                       --------------------------------------


See accompanying notes to financial statements.


                                                     SAVINGS-INVESTMENT PLAN
                                      OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                         Statement of Net Assets Available for Plan Benefits, with Fund Information
                                                    December 31, 1997
                                                     (In thousands)


                                                              Participant Directed
                                       -----------------------------------------------------------------------------
                                                                                     Stable      Spectrum    Equity
                                       Brink's      BAX     Minerals    Participant   Value       Income     Income
                                        Stock      Stock     Stock         Notes       Fund         Fund      Fund
--------------------------------------------------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common stocks                     $ 5,662     1,866       300           -            -            -           -
     Mutual funds                            -         -         -           -       51,971          538       3,955
     Participant notes receivable            -         -         -      13,580            -            -           -
                                       -----------------------------------------------------------------------------
                                         5,662     1,866       300      13,580       51,971          538       3,955

   Cash                                      -         -         -           -            -            -           -


Receivables:
   Participant contributions                32         6        11           -          358           13          63
   Employer contributions                    -         -         -           -            -            -           -
   Interest                                  -         -         -          86            -            -           -
                                       -----------------------------------------------------------------------------
                                            32         6        11          86          358           13          63
                                       -----------------------------------------------------------------------------
Total assets                             5,694     1,872       311      13,666       52,329          551       4,018


Net assets available for plan
   benefits (includes $1,707 for
   benefits payable to participants)   $ 5,694     1,872       311      13,666       52,329          551       4,018
                                       -----------------------------------------------------------------------------



                                                                 Participant Directed
                                       ---------------------------------------------------------------------------------------
                                                                                              Personal   Personal     Personal
                                       Equity  International Small-Cap New America    New     Strategy    Strategy     Strategy
                                        Index       Stock       Value    Growth     Horizons   Income     Balanced      Growth
                                        Fund        Fund        Fund      Fund        Fund      Fund        Fund         Fund
------------------------------------------------------------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common  stocks                    $     -           -          -          -          -        -             -           -
     Mutual funds                       13,276       2,863      2,143     23,400      3,505      947        17,700       1,819
     Participant notes receivable            -           -          -          -          -        -             -           -
                                       ---------------------------------------------------------------------------------------
                                        13,276       2,863      2,143     23,400      3,505      947        17,700       1,819

   Cash                                      7           -          -          -          -        -             -           -


Receivables:
   Participant contributions               137          47         35        229         67       18           148          51
   Employer contributions                    -           -          -          -          -        -             -           -
   Interest                                  -           -          -          -          -        -             -           -
                                       ---------------------------------------------------------------------------------------
                                           137          47         35        229         67       18           148          51
                                       ---------------------------------------------------------------------------------------
Total assets                            13,420       2,910      2,178     23,629      3,572      965        17,848       1,870


Net assets available for plan
   benefits (includes $1,707 for
   benefits payable to participants)   $13,420       2,910      2,178     23,629      3,572      965        17,848       1,870
                                       ---------------------------------------------------------------------------------------


Table (Continued)

                                                 Non Participant Directed
                                       --------------------------------------
                                       Brink's     BAX    Minerals
                                        Stock     Stock     Stock       Total
-----------------------------------------------------------------------------
Assets Assets held by trustee:
   Investments:
     Common  stocks                    $60,810    22,072    3,893      94,603
     Mutual funds                            -         -        -     122,117
     Participant notes receivable            -         -        -      13,580
                                       --------------------------------------
                                        60,810    22,072     3,893    230,300

   Cash                                      -         -         -          7


Receivables:
   Participant contributions                 -         -         -      1,215
   Employer contributions                  346       103       163        612
   Interest                                  -         -         -         86
                                       --------------------------------------
                                           346       103       163      1,913
                                       --------------------------------------
Total assets                            61,156    22,175     4,056    232,220


Net assets available for plan
   benefits (includes $1,707 for
   benefits payable to participants)   $61,156    22,175     4,056    232,220
                                       --------------------------------------


See accompanying notes to financial statements.



                                                          SAVINGS-INVESTMENT PLAN
                                             OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                 Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                                                      Year Ended December 31, 1998
                                                             (In thousands)

                                                                   Participant Directed
                                           ----------------------------------------------------------------------------
                                                                                          Stable    Spectrum     Equity
                                           Brink's       BAX     Minerals   Participant    Value     Income      Income
                                            Stock       Stock      Stock       Notes        Fund      Fund        Fund
------------------------------------------------------------------------------------------------------------------------

Income:
   Dividends                             $     13         16         10           -        3,051         74          420
   Interest                                     -          -          -       1,005            -          -            -

Net appreciation (depreciation)
   in fair value of investments            (1,100)    (1,038)      (216)          -            -        (18)          21

Contributions:
   Participant                                522        184         58           -        3,866        238          953
   Employer                                     -          -          -           -            -          -            -
   Rollover                                     -          -          -           -           90         16          130
                                         -------------------------------------------------------------------------------
Total additions (reductions)                 (565)      (838)      (148)      1,005        7,007        310        1,524
                                         -------------------------------------------------------------------------------

Distributions to participants
   or beneficiaries                          (863)      (187)       (47)       (960)      (7,317)      (144)        (226)

Interfund transfers                          (121)        (7)        (1)       (416)         689        482          220
                                         -------------------------------------------------------------------------------

Net increase (decrease)                    (1,549)    (1,032)      (196)       (371)         379        648        1,518

Plan merger (note 1)                            -          -          -           -          149         55          278

Net assets available for plan benefits:
   Beginning of year                        5,694      1,872        311      13,666       52,329        551        4,018
                                         -------------------------------------------------------------------------------
   End of year                           $  4,145        840        115      13,295       52,857      1,254        5,814
                                         -------------------------------------------------------------------------------


                                                                   Participant Directed
                                         -------------------------------------------------------------------------------------------
                                                                                                   Personal   Personal    Personal
                                           Equity  International Small-Cap  New America   New      Strategy   Strategy    Strategy
                                            Index      Stock       Value       Growth   Horizons    Income    Balanced     Growth
                                             Fund       Fund        Fund        Fund     Fund        Fund       Fund        Fund
------------------------------------------------------------------------------------------------------------------------------------

Income:
   Dividends                             $    239       131          158        2,142     239          68       1,156         121
   Interest                                     -         -            -            -       -           -           -           -

Net appreciation (depreciation)
   in fair value of investments             3,792       342         (457)       2,217      78          78       1,329         223

Contributions:
   Participant                              1,937       578          520        2,873     885         292       1,760         761
   Employer                                     -         -            -            -       -           -           -           -
   Rollover                                   150        13           74          107     119          19         340         129
                                         -------------------------------------------------------------------------------------------
Total additions (reductions)                6,118     1,064          295       7,339    1,321         457       4,585       1,234
                                         -------------------------------------------------------------------------------------------

Distributions to participants
   or beneficiaries                        (1,010)     (296)        (116)     (1,890)   (272)        (151)     (1,421)       (293)

Interfund transfers                           754      (118)        (118)       (179)   (151)         556        (717)        265
                                         -------------------------------------------------------------------------------------------

Net increase (decrease)                     5,862       650           61       5,270     898          862       2,447       1,206

Plan merger (note 1)                          170        56            -         230     240            -          124          -

Net assets available for plan benefits:
   Beginning of year                       13,420     2,910        2,178      23,629    3,572          965      17,848      1,870
                                         -------------------------------------------------------------------------------------------
   End of year                           $ 19,452     3,616        2,239      29,129    4,710        1,827      20,419      3,076
                                         -------------------------------------------------------------------------------------------


Table (Continued)


                                                 Non Participant Directed
                                       -----------------------------------------------
                                          Brink's        BAX     Minerals
                                           Stock        Stock      Stock         Total
--------------------------------------------------------------------------------------
Income:
   Dividends                              $   149         209         132         8,328
   Interest                                     -           -           -         1,005

Net appreciation (depreciation)
   in fair value of investments           (12,442)    (12,790)     (3,156)      (23,137)

Contributions:
   Participant                                  -           -           -        15,427
   Employer                                 4,496       2,349         882         7,727
   Rollover                                     -           -           -         1,187
                                         ----------------------------------------------
Total additions (reductions)               (7,797)    (10,232)     (2,142)       10,537
                                         ----------------------------------------------


Distributions to participants
   or beneficiaries                        (5,101)     (1,095)       (247)      (21,636)

Interfund transfers                          (884)       (205)        (49)            -
                                         ----------------------------------------------

Net increase (decrease)                   (13,782)    (11,532)     (2,438)      (11,099)

Plan merger (note 1)                            -           -           -         1,302

Net assets available for plan benefits:
   Beginning of year                       61,156      22,175       4,056       232,220
                                         ----------------------------------------------
   End of year                           $ 47,374      10,643       1,618       222,423
                                         ----------------------------------------------


See accompanying notes to financial statements.




                                             SAVINGS-INVESTMENT PLAN
                                OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                     Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                                            Year Ended December 31, 1997
                                                 (In thousands)



                                                                   Participant Directed
                                         --------------------------------------------------------------------------------
                                                                                           Stable    Spectrum      Equity
                                          Brink's      BAX     Minerals   Participant      Value      Income      Income
                                           Stock      Stock      Stock       Notes          Fund       Fund        Fund
------------------------------------------------------------------------------------------------------------------------

Income:
   Dividends                              $    15        18         25           -          3,092         29         356
   Interest                                     -         -          -       1,136              -          -           -

Net appreciation (depreciation)
   in fair value of investments             2,009       497       (313)          -              -         14         312

Contributions:
   Participant                                326        95         63           -          4,239        124         614
   Employer                                     -         -          -           -              -          -           -
   Rollover                                     8         7         11           -             30          6         129
                                         -------------------------------------------------------------------------------
Total additions (reductions)                2,358       617       (214)      1,136          7,361        173       1,411
                                         -------------------------------------------------------------------------------

Distributions to participants
   or beneficiaries                          (508)     (175)       (44)     (1,107)        (6,458)       (12)       (206)

Interfund transfers                          (611)     (227)       (36)       (339)           216        124       1,365
                                         -------------------------------------------------------------------------------

Net increase (decrease)                     1,239       215       (294)       (310)         1,119        285       2,570

Net assets available for plan benefits:
   Beginning of year                        4,455     1,657        605      13,976         51,210        266       1,448
                                         -------------------------------------------------------------------------------
   End of year                           $  5,694     1,872        311      13,666         52,329        551       4,018
                                         -------------------------------------------------------------------------------


                                                                   Participant Directed
                                         ------------------------------------------------------------------------------------------

                                            Equity  International  Small-Cap  New America    New      Strategy   Strategy  Strategy
                                             Index      Stock        Value      Growth     Horizons    Income    Balanced    Growth
                                             Fund       Fund         Fund        Fund        Fund       Fund       Fund      Fund
-----------------------------------------------------------------------------------------------------------------------------------
Income:
   Dividends                               $  284        158         133        1,109         85         50         907         49
   Interest                                     -          -           -            -          -          -           -          -

Net appreciation (depreciation)
   in fair value of investments             2,774        (95)        207        2,907        204         40       1,749        148

Contributions:
   Participant                              1,498        603         308        2,797        800        184       1,759        478
   Employer                                     -          -           -            -          -          -           -          -
   Rollover                                   111         48          65           72         64         27          69         61
                                         ------------------------------------------------------------------------------------------
Total additions (reductions)                4,667        714         713        6,885      1,153        301       4,484        736
                                         ------------------------------------------------------------------------------------------

Distributions to participants
   or beneficiaries                          (867)      (253)        (66)      (2,184)       (165)      (48)     (1,565)        (89)

Interfund transfers                         1,163         44         739       (1,230)       (150)      269        (589)        694
                                         ------------------------------------------------------------------------------------------

Net increase (decrease)                     4,963        505       1,386        3,471         838       522       2,330       1,341

Net assets available for plan benefits:
   Beginning of year                        8,457      2,405         792       20,158       2,734       443      15,518         529
                                         ------------------------------------------------------------------------------------------
   End of year                             13,420      2,910       2,178       23,629       3,572       965      17,848       1,870
                                         ------------------------------------------------------------------------------------------


Table (Continued)

                                                 Non Participant Directed
                                          ---------------------------------------------
                                           Brink's       BAX     Minerals
                                            Stock       Stock      Stock          Total
---------------------------------------------------------------------------------------
Income:
   Dividends                              $   153         200        313          6,976
   Interest                                     -           -          -          1,136

Net appreciation (depreciation)
   in fair value of investments            20,353       5,246     (3,922)        32,130

Contributions:
   Participant                                  -           -          -         13,888
   Employer                                 3,686       2,070        929          6,685
   Rollover                                     -           -          -            708
                                         ----------------------------------------------
Total additions (reductions)               24,192       7,516     (2,680)        61,523
                                         ----------------------------------------------


Distributions to participants
   or beneficiaries                        (5,164)     (2,007)      (581)       (21,499)

Interfund transfers                          (986)       (337)      (109)             -
                                         ----------------------------------------------


Net increase (decrease)                    18,042       5,172     (3,370)        40,024

Net assets available for plan benefits:
   Beginning of year                       43,114      17,003      7,426        192,196
                                         ----------------------------------------------
   End of year                             61,156      22,175      4,056        232,220
                                         ----------------------------------------------


See accompanying notes to financial statements.


                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1)   Plan Information and Summary of Significant Accounting Policies

      Description of Plan

      The Savings-Investment Plan of The Pittston Company and Its Subsidiaries (the "Plan") is a voluntary defined contribution plan sponsored by The Pittston Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the agreement provides specifically for participation) are eligible to participate after six months of full time service in which they have at least 1,000 hours of service or at least 1,000 hours of service in any twelve month period.

      A participant may withdraw the following at any time without being suspended from the Plan:

      (a) All or a portion of Company matching contributions made prior to January 1, 1985;

      (b) all or a portion of after-tax contributions made prior to January 1, 1987; or

      (c)   any rollover contributions.

      Any  withdrawals  of vested  Company  matching  contributions  made  after
      January  1,  1985  require  the  employer  to  suspend   making   matching
      contributions on behalf of the participant for a period of six months.

      Because of the Plan's special income tax advantages, the Internal Revenue Service ("IRS") generally requires that pre-tax savings remain in the Plan while the participant is actively employed. However, there are currently two exceptions to this rule:

      (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pre-tax contributions, or

      (b) If the participant has a "financial hardship" (as that term is defined by IRS guidelines) it is possible to withdraw all or a portion of his or her pre-tax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

      The  first  exception   results  in  a  suspension  of  Company   matching
      contributions for a period of six months. A hardship withdrawal results in a suspension of employee pretax contributions for twelve months.

      Basis of Presentation

      The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for plan benefits and changes in those assets at fair values. The fair value of Company stocks and mutual fund investments was determined by using quoted market prices. Participant notes receivable are valued at cost which approximates fair value. The cost of securities sold is determined principally on the basis of specific identification. Purchases and sales of securities are recorded on a trade-date basis.

      Trust Fund Management

     All trustee, recordkeeping services and investment manager responsibilities are provided by T. Rowe Price Trust Company (the "Trustee"). Under the Trust Agreement between the Company and the Trustee, the Trustee is responsible for the safekeeping of assets in the Trust Fund and the maintenance of records relating to receipts and disbursements from the Trust Fund. The Trustee invests funds and makes payments from the Trust Fund as directed by participants and the Company.

      Vesting Policy

      A participant is 100% vested in the market value of his or her pre-tax contributions and vesting in the Company matching contributions is based on years of service as follows:

                        Less than 3 years                   None
                        3 but less than 4 years             50%
                        4 but less than 5 years             75%
                        5 or more years                     100%

      If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

      Forfeitures, the nonvested portion of a participant's account upon withdrawal from the Plan, are used to offset future contributions of the Company to the Plan. Employer contributions receivable on the Statement of Net Assets Available for Plan Benefits are net of forfeitures equal to $114,346 and $36,051 at December 31, 1998 and 1997, respectively. Participants should refer to the Plan document for more complete information.

      Plan Merger

      Effective October 1, 1998, a portion of the assets held under the Air Transport International Profit Sharing Plan/401(k) Plan of Air Transport International Limited Liability Company ("ATI"), a contributory defined contribution plan covering substantially all salaried and hourly employees of ATI, was merged with the Plan. As a result, net assets of approximately $1,301,696 were transferred into the Plan.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100 percent vested in their accounts.

      Use of Estimates

      In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(2)   Participant Notes Receivable

      Participants can borrow up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. The interest rate charged is generally equal to the prime interest rate plus 1%. Repayments are made through level monthly payroll deductions and cannot exceed 4 1/2 years for general purpose loans and 15 years for principal residence loans.

(3)   Contributions

      Each participant could designate a basic contribution of up to the lesser of $10,000 in 1998 and $9,500 in 1997, or 15% of pre-tax earnings during 1998 and 1997, subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, earnings are defined as regular pay including commissions and bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages on a monthly basis.

      During 1998 and 1997, participant contributions to the Plan could be invested in the following funds:

       - T. Rowe Price Stable Value Fund -  consisting  primarily of  guaranteed
         investment   contracts,   bank   investment   contracts  and  synthetic
         investment contracts.

       - T.  Rowe  Price  Spectrum  Income  Fund  -  consisting  primarily  of a
         diversified   group  of  T.  Rowe  Price   mutual  funds  which  invest
         principally in fixed-income securities.

       - T. Rowe Price Equity Income Fund - consisting primarily of investments in dividend paying common stocks, and fixed income and convertible securities.

       - T. Rowe Price Equity Index Fund - consisting of investments in some or all of the stocks in the Standard & Poor's 500 Index.

       - T. Rowe Price International Stock Fund - consisting primarily of investments in established non-U.S. equities.

       - T.  Rowe  Price  Small-Cap   Value  Fund  -  consisting   primarily  of
         investments in common stocks of companies with market capitalizations which are generally $500 million or less.

       - T. Rowe Price New America Growth Fund - consisting primarily of investments in common stock of U.S. companies which operate in the service sector of the economy and which generally have lower fixed costs, are less capital intensive and maintain smaller inventories.

       - T. Rowe Price New Horizons Fund - consisting primarily of investments in common stocks of small, emerging growth companies in a broad range of industries.

       - T. Rowe Price Personal Strategy Income Fund - consisting of investments with a primary emphasis on income and a secondary emphasis on capital appreciation and typically consists of approximately 40% in stocks, 40% in bonds and 20% in money market securities.

       - T. Rowe Price Personal Strategy Balanced Fund - consisting of investments with an emphasis on both capital appreciation and income and typically consists of approximately 60% in stocks, 30% in bonds and 10% in money market securities.

       - T. Rowe Price Personal Strategy Growth Fund - consisting of investments with a primary emphasis on capital appreciation and typically consists of approximately 80% in stocks and 20% in bonds and money market securities.

      Additionally, the Plan permits participants to invest their own contributions in the Company's three issues of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock").

      From time to time, some of the available monies in each of the funds is invested in short-term investments to increase liquidity for making loans and distributing funds to participants.

      Participant contributions up to 5% were matched by the Company at rates ranging from 50% to 100% in 1998 and 1997. Participants who were employees of the following wholly-owned subsidiaries of the Company were matched at the following rates in 1998 and 1997:

            Brink's, Inc.                                   100%
            Pittston Minerals Ventures                      100%
            BAX Global Inc.                                 75%
            Brink's Home Security                           75%
            Pittston Coal Company                           50%

      Employees of Pittston Administrative Services and the corporate office were matched at a rate of 100% in 1998 and 1997. Employees of ATI were matched at a rate of 50% in 1998. The Company may adjust the rate at which contributions are matched.

      During 1998 and 1997, Company matching contributions were used to purchase Brink's Stock, BAX Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Brink's Group, BAX Group or Minerals Group, respectively. Company matching contributions for those participants not employed by a specific subsidiary of the Company were allocated between Brink's Stock, BAX Stock and Minerals Stock based upon the proportion that the total fair value of each stock at the previous year end bears to the total combined fair value of these three stocks.

      Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such stock are otherwise unaffected by such changes.

(4)   Distributions

      Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of the employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from the Company stock funds which will be made in shares of the Company's stock unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. Additionally, if a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may (1) elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan for an unlimited period of time, or
      (2) make an irrevocable election to receive the payout in installments for a period of up to five years. Participants who retire on their normal retirement date may elect to defer distribution until the later of age 70 1/2 or their retirement date.

(5)   Administration

      Substantially all costs incurred in the administration of the Plan are paid by the Company. The balance of such costs, if any, is paid by the Plan.

(6)   Federal Income Taxes

      The Plan obtained its latest determination letter on March 24, 1998, in which the IRS stated that the Plan, as designed, was in compliance with
      Section 401(a) of the Internal Revenue Code and accordingly, the Plan is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan operated in compliance with the plan document and current law during the plan years covered by the audit.

(7)   Investments

      Investments at December 31, 1998 and 1997 consisted of:


                                                           1998          1997
                                                            (In thousands)
                                                    -------------------------

      Investments at fair value as determined by quoted market prices:

         Mutual funds                              $    143,182       122,117
         Common stocks                                   64,012        94,603
                                                   --------------------------
                                                        207,194       216,720
                                                   --------------------------

      Investments at estimated fair value -
         Participant notes receivable

                                                         13,215        13,580
                                                   --------------------------
                                                   $    220,409       230,300
                                                   --------------------------


      During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                                       Year Ended December 31
                                                           1998          1997
                                                   --------------------------
                                                          (In thousands)

      Investments at fair value as determined by quoted market prices:

         Mutual funds                              $      7,605         8,260
         Common stocks                                  (30,742)       23,870
                                                   --------------------------

                                                   $    (23,137)       32,130
                                                   --------------------------


      Investments at fair value which represent 5% or more of the net assets available for plan benefits are as follows:


                                                               December 31
      Investment                                           1998          1997
      ----------                                        ---------------------
                                                            (In thousands)

      Pittston Brink's Group Common Stock               $51,058        66,472
      Pittston BAX Group Common Stock                    11,315        23,938
      T. Rowe Price Stable Value Fund                    52,534        51,971
      T. Rowe Price Equity Index Fund                    19,295        13,276
      T. Rowe Price New America Growth Fund              28,904        23,400
      T. Rowe Price Personal Strategy Balanced Fund      20,285        17,700
      Participant notes receivable                       13,215        13,580


(8)   Reconciliation to Form 5500

      The Form 5500 for the years ended December 31, 1998 and 1997 for the Plan includes a liability for benefits payable in the statements of net assets available for plan benefits. The accompanying financial statements disclose this liability parenthetically on the statements of net assets available for plan benefits. The following reconciles net assets available for plan benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:


                                                           1998          1997
                                                        ---------------------
                                                             (In thousands)
      Assets available for plan
        benefits per the Form 5500                      $217,362      230,513
      Benefits payable to participants at end of year      5,061        1,707
                                                        ---------------------
      Assets available for plan benefits
        per the Statement of Net Assets
        Available for Plan Benefits                     $222,423      232,220
                                                        ---------------------



                                                           1998          1997
                                                        ---------------------
                                                            (In thousands)
      Benefits paid to participants per the
        Form 5500                                       $24,990        22,869
      Benefits payable to participants at
        beginning of year                                 1,707           337
      Benefits payable to participants at
        end of year                                      (5,061)       (1,707)
                                                        ----------------------
      Benefits paid to participants per the
        Statement of Changes in Net Assets
        Available for Plan Benefits                     $21,636        21,499
                                                        ---------------------




                                                                                      Schedule 1
                                SAVINGS-INVESTMENT PLAN
                     OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                Schedule G - Part I
              Item 27a - Schedule of Assets Held for Investment Purposes
                                   December 31, 1998
                         (In thousands, except share amounts)


                                      Description of Investment
                                      Including Maturity Date,
Identity of Issue, Borrower,        Rate of Interest, Collateral,                        Current
   Lessor or Similar Party              Par or Maturity Value               Cost          Value
------------------------------------------------------------------------------------------------
The Pittston Company               1,601,818 shares Pittston
                                   Brink's Group Common Stock;
                                   $1 par value                          $    29,649      51,058

The Pittston Company               1,017,113 shares Pittston
                                   BAX Group Common Stock;
                                   $1 par value                               13,677      11,315

The Pittston Company               728,464 shares Pittston
                                   Minerals Group Common Stock;
                                   $1 par value                                7,720       1,639

T. Rowe Price                      52,533,550 shares in the Stable
                                   Value Fund                                 52,534      52,534

T. Rowe Price                      106,939 shares in the Spectrum
                                   Income Fund                                 1,232       1,230

T. Rowe Price                      217,865 shares in the Equity
                                   Income Fund                                 5,465       5,734

T. Rowe Price                      578,050 shares in the Equity
                                   Index Fund                                 13,085      19,295

T. Rowe Price                      238,218 shares in the International
                                   Stock Fund                                  3,311       3,571

T. Rowe Price                      115,843 shares in the Small-Cap
                                   Value Fund                                  2,463       2,198

T. Rowe Price                      604,813 shares in the New
                                   America Growth Fund                        24,798      28,904

T. Rowe Price                      198,465 shares in the New
                                   Horizons Fund                               4,481       4,632

T. Rowe Price                      135,349 shares in the Personal
                                   Strategy Income Fund                        1,697       1,796

T. Rowe Price                      1,275,757 shares in the Personal
                                   Strategy Balanced Fund                     17,297      20,285

T. Rowe Price                      164,119 shares in the Personal
                                   Strategy Growth Fund                        2,694       3,003

Participant notes receivable       Participant   notes  receivable  at
                                   interest rates ranging from 6.8% to
                                   11.0%;  repayment  not to  exceed 4
                                   1/2 years for  general  purpose and
                                   15 years
                                   for principal residence                         0      13,215
------------------------------------------------------------------------------------------------

                                                                            $180,103     220,409
------------------------------------------------------------------------------------------------

The cost of  participant  loans is $0 as indicated in the  instructions  to Form 5500-27a.





                                                                                                            Schedule 2
                                     SAVINGS-INVESTMENT PLAN
                           OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                       Schedule G - Part V
                          Item 27d - Schedule of Reportable Transactions
                               for the Year Ended December 31, 1998

                      Date        Shares/      Unit   Expense        Current Value of Asset    Cost of          Net
Account           Bought/Sold    Par Value    Price   Incurred        on Transaction Date       Asset      Gain/(Loss)


                                BEGINNING MARKET VALUE 232,200,000
                                COMPARATIVE VALUE (5%) 11,610,000


                       Category 1 - Single Transaction Exceeds 5% of Value

                        *** No Transactions Qualified For This Section ***




                                                                                                            Schedule 2
                                     SAVINGS-INVESTMENT PLAN
                           OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                       Schedule G - Part V
                          Item 27d - Schedule of Reportable Transactions
                               for the Year Ended December 31, 1998



                      Date        Shares/      Unit   Expense        Current Value of Asset    Cost of          Net
Account           Bought/Sold    Par Value    Price   Incurred        on Transaction Date       Asset      Gain/(Loss)


             Category 2 - Series of Transactions with Same Person Exceeds 5% of Value

                         ***No Transactions Qualified For This Section***



                                                                                                            Schedule 2
                                     SAVINGS-INVESTMENT PLAN
                           OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                       Schedule G - Part V
                          Item 27d - Schedule of Reportable Transactions
                               for the Year Ended December 31, 1998


                      Date        Shares/      Unit   Expense        Current Value of Asset    Cost of          Net
Account           Bought/Sold    Par Value    Price   Incurred        on Transaction Date       Asset      Gain/(Loss)


             Category 3 - Series of Transactions in Same Security Exceeds 5% of Value


WF - T. Rowe Price
Stable Value Fund
 Purchases -
 84 Transactions  01/01/98-
                  12/31/98       11,046,703   1.00    0                   11,046,703         11,046,703            0

 Sales -
 182 Transactions 01/01/98-
                  12/31/98      (10,483,995)  1.00    0                  (10,483,995)       (10,483,995)           0
                                                      --------------------------------------------------------------

                      Sub-Total                       0                   21,530,698         21,530,698            0

PT - Pittston Brink's
 Common Stock
 Purchases -
 19 Transactions  01/01/98-
                  12/31/98      158,039,553   33.56   0                    5,304,424         5,304,424             0

 Sales -
 218 Transactions 01/01/98-
                  12/31/98     (207,698,202)  17.28   0                   (7,168,818)       (3,588,944)    3,579,874
                                                      --------------------------------------------------------------

                      Sub-Total                       0                   12,473,242         8,893,368     3,579,874

                      Grand Total                     0                   34,003,940        30,424,066     3,579,874




                                                                                                            Schedule 2
                                     SAVINGS-INVESTMENT PLAN
                           OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                       Schedule G - Part V
                          Item 27d - Schedule of Reportable Transactions
                               for the Year Ended December 31, 1998



                      Date        Shares/      Unit   Expense        Current Value of Asset    Cost of          Net
Account           Bought/Sold    Par Value    Price   Incurred        on Transaction Date       Asset      Gain/(Loss)


               Category 4 - Single Transaction with One Person Exceeds 5% of Value

                        *** No Transactions Qualified for this Section ***







                       CONSENT OF INDEPENDENT AUDITORS



We consent to incorporation by reference in the registration statements (Nos. 333-02219 and 333-78633) on Form S-8 of The Pittston Company of our report dated May 28, 1999, relating to the statements of net assets available for plan benefits, with fund information of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information for the years then ended, which report appears in the 1998 Annual Report on Form 11-K of the Savings-Investment Plan of The Pittston Company and its Subsidiaries.



/s/ KPMG LLP
------------------
KPMG LLP
Richmond, Virginia

June 14, 1999

                                  SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    Savings-Investment Plan
                                                    of The Pittston Company
                                                      and Its Subsidiaries
                                                    -----------------------
                                                         (Name of Plan)



                                                      /s/ Frank T. Lennon
                                                    -----------------------
                                                        (Frank T. Lennon
                                                 Vice President-Human Resources
                                                       And Administration)

Date: June 17, 1999